UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Kabushiki Kaisha Aichi Ginko Kabushiki Kaisha Chukyo Ginko
(Name of Subject Company)
The Aichi Bank, Ltd. The Chukyo Bank, Ltd.
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
The Aichi Bank, Ltd.
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))

The Aichi Bank, Ltd.

Attn: Hideyuki Inagaki

3-14-12 Sakae, Naka-ku, Nagoya, Aichi 460-8678, Japan

+81-52-251-3211

The Chukyo Bank, Ltd.

Attn: Makoto Hayakawa

3-33-13 Sakae, Naka-ku, Nagoya, Aichi 460-8681, Japan

+81-52-249-1613

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are attached as exhibits to this Form CB:

Exhibit Number
99.1	Convocation Notice of the 113th Annual General Meeting of Shareholders, dated June 7, 2022 (English Translation).
99.2	Reference Documents for the 113th Annual General Meeting of Shareholders (English Translation).
99.3	Supplementary Materials for the 113th Annual General Meeting of Shareholders (English Translation).
99.4	Internet Disclosure Matter upon Notice of Calling of the 113th Annual General Meeting of Shareholders (English Translation).

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the document referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

The Aichi Bank, Ltd. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated December 13, 2021.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Aichi Bank, Ltd.

/s/ Kenji Ito

Name:	Kenji Ito

Title:	Executive Officer

Date: June 6, 2022